

June 9, 2011

Terence R. Rogers
Chief Financial Officer
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

> **Re:** **Ryerson Holding Corporation**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed May 26, 2011**
> **File No. 333-164484**

Dear Mr. Rogers:

We have received your response to our prior comment letter to you dated May 13, 2011 and have the following additional comments.

Leading Market Position, page 4

1. We note your response to our prior comment seven and reissue in part. Please clarify what you mean by "a meaningful portion" and a "sizable portion" of overall operations. Please also balance the disclosure regarding operations in emerging markets to provide a percentage of your revenue in all referenced emerging markets, as well as China. Similarly revise at page 58, as well.

Broad-Based Product and Geographic Platform, page 5

2. We note your response to our prior comment 11. Please revise to delete reference to "industry-leading" growth. Please also delete reference to the "increased volume of sales" and the "wider array of experience and operations relative to [y]our peers," as you have not provided sufficient support that such growth will occur or that your experience and operations are or will be wider than your peers or substantiate those statements to us. Similarly revise at page 59, as well.

Focus on Profitable Global Growth, page 6

3. Please balance your "China" bullet point to state that your China operations represented 4% of your total revenues in 2010.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please revise to remove the restrictive legend included on bottom of the report of the independent registered public accounting firm prior to the planned effectiveness of the Company's Form S-1 registration statement. The consent of the independent registered accountant should be similarly revised.

Consolidated Statements of Operations, page F-3

5. We note from your response to our prior comment 21 that the $2.6 million gain recognized on the statement of operations for the year ended December 31, 2010 relates to cash received for an insurance settlement of a 2005 claim. However, because this amount represents approximately 12% of operating profit for 2010, we believe that you should disclose the nature of the gain in the notes to the financial statements. Please revise accordingly.

6. We note your response to our prior comment number 27 but do not believe that the revisions made to your financial statements were fully responsive to our prior comment. As requested in our prior comment, please revise to also disclose pro forma earnings per share for the latest fiscal year presented in your financial statements giving effect to the number of shares whose proceeds will be required to fund the termination payment to be paid to Platinum Advisors in connection with the offering. The notes to the audited financial statements should also be revised to explain the nature of the pro forma earnings per share presentation. Your Summary Financial Information on page 14 and your Selected Financial Information on page 34 should be similarly revised to included these disclosures.

Note 20. Subsequent Events, page F-36

7. We note from your response to our prior comment 24 that you will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined. Please make these revisions in a future amendment to the registration statement.

8. We note that Note 20 discloses that the acquisition of Singer Steel Company is not material to your consolidated financial statements. In light of the fact that you recognized a $6.3 million gain on a bargain purchase in the first three months ended March 31, 2011 associated with this acquisition, we do not believe that your disclosure should indicate that this acquisition is not material. Please revise to include the disclosures required by ASC 805-10-50, as applicable.

Unaudited Interim Financial Statements for the Three Months Ended March 31, 2011

Balance Sheet

9. We note from your response to our prior comment 26 that you have included a pro forma balance sheet alongside the historical balance sheet as of March 31, 2011. Based on this pro forma balance sheet, it appears that you will include the payment of the termination fee to Platinum Advisors as part of long-term debt on the pro forma balance sheet. In light of the fact that this fee will be paid in connection with the IPO transaction, please explain to us why you believe it is appropriate to reflect the accrual of this payment as long-term debt.

Note 5. Acquisitions

10. We note your disclosure that on March 14, 2011 you acquired all of the issued and outstanding capital stock of Singer Steel Company and because the fair value of the net assets acquired was in excess of the total purchase consideration, you recognized a $6.3 million gain on bargain purchase which you have included in other income and (expense), net. In light of the fact that the $6.3 million gain is material to the statement of operations for the three months ended March 31, 2011, please revise the notes to the interim financial statements to include the disclosures required by ASC 805-20-50 and 805-30-50, as applicable, including a reason why the transaction resulted in a bargain purchase gain. Also, please show us how the $6.3 million gain was calculated or determined.

Exhibit 23.1 Consent of Ernst & Young

11. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

12. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Signatures, page II-4

13. Please either include a Power of Attorney on your signature page or delete the reference. Please also revise your exhibit index to reflect that the Power of Attorney was included in a prior amendment to the Registration Statement or advise.

Exhibits

14. We note that you intend to adopt a new stock incentive plan prior to effectiveness. Please include this as an exhibit to your filing or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Mr. Jeffrey Fang, Esq.
        via facsimile (212) 728-9656